Gibson, Dunn & Crutcher LLP

2001 Ross Avenue

Dallas, TX 75201-2911

Tel 214.698.3100

www.gibsondunn.com

Doug Rayburn

Direct: +1 214.698.3442

Fax: +1 214.571.2948

DRayburn@gibsondunn.com

Client: 65391-00002

November 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra Wall

Re:	Matador Resources Company

Form 10-K for Fiscal Year Ended December 31, 2020

Filed February 26, 2021

File No. 001-35410

Dear Ms. Wall:

Matador Resources Company (the “Company”) is in receipt of the comment letter dated October 19, 2021 from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”). Below are the Company’s responses to the comments of the Staff. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text.

1.

We note your response to comment 5; however, you do not include or indicate you will include an expanded explanation of the sources of your extensions and discoveries as part of the discussion of the changes in your total proved reserves, e.g. changes attributable to proved developed reserves versus proved undeveloped reserves. FASB ASC 932-235-50-5 states, extensions and discoveries are additions to proved reserves that result from either of the following: 1) extension of the proved acreage of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery; or 2) discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields. We reissue the comment.

The Company advises the Staff as follows. For the year ended December 31, 2020, the Company reported total proved reserves additions attributable to extensions and discoveries of 35,297 MBOE, as compared to the year ended December 31, 2019, all of which was a result of the Company’s drilling operations in the Delaware Basin during 2020. Of the total proved reserves additions attributable to extensions and discoveries, 15,217 MBOE were proved developed reserves and 20,080 MBOE were proved undeveloped reserves. The 15,217 MBOE of proved developed reserves attributable to extensions and discoveries resulted from new well locations drilled during 2020 to establish proved reserves that had not previously been identified by the Company as proved undeveloped reserves. The 20,080 MBOE of proved undeveloped reserves attributable to extensions and discoveries consisted primarily of new proved undeveloped locations identified by the Company as a result of drilling activities on its existing acreage during 2020.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

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U.S. Securities and Exchange

Commission

November 2, 2021

The Company further advises the Staff that it will revise its future filings consistent with the discussion above to address the components of the overall change in total proved reserves additions attributable to extensions and discoveries, so that these changes are more fully explained.

*    *    *

In responding to the Staff’s comments, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Doug Rayburn

Doug Rayburn

cc:     David Lancaster, Matador Resources Company

Craig Adams, Matador Resources Company